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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of April, 2004


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F   X    Form 40-F
                                  -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes               No   X
                                  -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   -----

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Attached hereto and incorporated by reference herein is a press release, dated
April 22, 2004, announcing the closing of Share Purchase Agreements with FIMI Opportunity Fund and with an investors group represented by Mr. Zvi Limon.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                       TEFRON LTD.

                                       (Registrant)


                                       By:  /s/ Gil Rozen
                                          -------------------------------------
                                          Name: Gil Rozen
                                          Title: Chief Financial Officer


                                       By:  /s/ Hanoch Zlotnik
                                          -------------------------------------
                                          Name: Hanoch Zlotnik
                                          Title: Finance Manager


Date: April 29, 2004


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                                                        news


FINANCIAL
RELATIONS BOARD
                                         FOR YOUR INFORMATION:
                                         RE: Tefron Ltd.
                                         28 Chida Street
                                         Bnei-Brak  51371
                                         Israel
                                         (NYSE:  TFR)

AT THE COMPANY                    AT FINANCIAL RELATIONS BOARD
--------------                    Marilynn Meek - General Info. - (212) 445-8451
Mr. Gil Rozen
Chief Financial Officer
972-3-579-8701
Fax:  972-3-579-8715


                     TEFRON CLOSES SHARE PURCHASE AGREEMENTS
                           WITH FIMI OPPORTUNITY FUND
                AND INVESTORS GROUP REPRESENTED BY MR. ZVI LIMON

                COMPANY RECEIVES TOTAL INVESTMENT OF $20 MILLION

BNEI-BRAK, ISRAEL, APRIL 22, 2004 - Tefron Ltd. (NYSE:TFR), one of the world's leading producers of seamless intimate apparel, announced today that it had closed the previously announced Share Purchase Agreement with a partnership controlled by FIMI Opportunity Fund ("FIMI"). Also today, the Company closed a separate Share Purchase Agreement with a group of investors represented by Mr. Zvi Limon. Under the agreement with FIMI, the investors received approximately
3.53 million ordinary shares of Tefron for a cash consideration of $15 million. Under the agreement with the investment group represented by Mr. Zvi Limon, the investors paid $5 million in cash for approximately 1.07 million ordinary shares of Tefron.

Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, Target, Warnaco/Calvin Klein, The Gap, Banana Republic, Nike, Mervyn's, Patagonia and Adidas, and as well as other well known American retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. The Company's Healthcare Division manufactures and sells a range of textile healthcare products.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.